Filed pursuant to Rule 433

Dated October 15, 2013

Relating to

Preliminary Prospectus Supplement dated October 15, 2013 to

Prospectus dated October 15, 2013

Registration Statement No. 333-191713

Packaging Corporation of America

$700,000,000 4.500% Senior Notes Due 2023

Pricing Term Sheet

October 15, 2013

Issuer:	Packaging Corporation of America

Ratings (Moody’s / S&P)*:	Moody’s: Baa3 / S&P: BBB

Security Type:	Senior Unsecured Notes

Principal Amount:	$700,000,000

Pricing Date:	October 15, 2013

Settlement Date:

October 22, 2013 (T+5)

We expect that delivery of the notes will be made to investors on or about October 22, 2013, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their advisors.

Maturity Date:	November 1, 2023

Interest Payment Dates:	Semi-annually on May 1 and November 1 of each year, beginning on May 1, 2014

Record Dates:	April 15 and October 15

Benchmark Treasury:	2.500% due August 15, 2023

Benchmark Treasury Price:	98 - 00

Benchmark Treasury Yield:	2.733%

Spread to Benchmark Treasury:	180 basis points

Yield to Maturity:	4.533%

Coupon:	4.500%

Public Offering Price:	99.735%

Optional Redemption

Make-Whole Call:	Treasury Rate plus 30 basis points (prior to August 1, 2023)

Par Call:	On or after August 1, 2023

Special Mandatory Redemption:	In the event that the merger with Boise Inc. is not consummated on or before January 31, 2014 or the related merger agreement is terminated at any time prior thereto, we will be required to redeem the notes, in whole and not in part, for a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	695156 AQ2 / US695156AQ25

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Co-Managers:

BMO Capital Markets Corp.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

The Williams Capital Group, L.P.

Citigroup Global Markets Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

Rabo Securities USA, Inc.

TD Securities (USA) LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or (ii) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.